Vuzix Corporation

25 Hendrix Road, Suite A

West Henrietta, New York 14586

November 4, 2024

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vuzix Corporation
Registration Statement on Form S-3, as amended
File No. 333-282438

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vuzix Corporation respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m.., Eastern Time, on November 6, 2024, or as soon thereafter as possible.

Vuzix Corporation

By:	/s/ Grant Russell
Name: Grant Russell
Title: Chief Financial Officer